United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On September 25, 2019, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Maurício Pereira José Coelho — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, José Luciano Duarte Penido, Marcelo Augusto Dutra Labuto, Marcio Hamilton Ferreira, Oscar Augusto de Camargo Filho, Patricia Gracindo Marques de Assis Bentes, Sandra Maria Guerra de Azevedo, Toshiya Asahi, Lucio Azevedo and the alternative member Mr. Adriano Cives Seabra, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “DELISTING OF AMERICAN DEPOSITARY SHARES — EURONEXT PARIS — The Board of Directors approved, with a favorable report of the Financial Committee, the (i) delisting of the American Depositary Shares (ADS) issued by Vale from Euronext Paris; and (ii) practice of all acts necessary, related, recommendable, related and/or complementary to the implementation of the provisions of item (i) including, but not limited to, drafting, sending and signing of all documents and contracts relating to the delisting process. “ I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, September 25, 2019.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 25, 2019		Director of Investor Relations